imation


FinTECH
ASSET MANAGEMENT
NEXSAN

STOCKHOLDER PRESENTATION

November 2016

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IMPORTANT DISCLOSURES AND DISCLAIMERS

Additional Information About the Transaction and Where to Find It

In connection with the proposed issuance of shares of common stock (the "Capacity Shares") of Imation Corp. ("Imation" or the "Company") to Clinton Group, Inc. ("Clinton Group") and the proposed sale of equity interests of Nexsan Corporation and its wholly owned subsidiaries and related subsidiary Connected Data, Inc. (collectively, "Nexsan") (the "Nexsan Transaction"), the Company intends to file with the U.S. Securities and Exchange Commission ("SEC") a preliminary proxy statement. When completed, the Company intends to mail a definitive proxy statement and other relevant documents to its stockholders in connection with its solicitation of proxies for the special meeting of stockholders to be held to approve the proposed issuance of Capacity Shares and the Nexsan Transaction. This presentation does not contain all the information that should be considered concerning the proposed issuance of Capacity Shares and the Nexsan Transaction. It is not intended to provide the basis for any investment decision or any other decision in respect to the proposed issuance of Capacity Shares and the Nexsan Transaction. The Company's stockholders and other interested persons are advised to read, when available, the preliminary proxy statement, the amendments thereto, and definitive proxy statement in connection with the Company's solicitation of proxies for the special meeting to be held to approve the proposed issuance of Capacity Shares and the Nexsan Transaction, as these materials will contain important information about the Company, the proposed issuance of Capacity Shares and the Nexsan Transaction. The definitive proxy statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed issuance of Capacity Shares and the Nexsan Transaction. Stockholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC that will be incorporated by reference in the proxy statement, without charge, once available, at the SEC's web site at (www.sec.gov), or by directing a request to: Imation Corp., 1099 Helmo Ave. N., Suite 250, Oakdale, Minnesota 55128, Attn: Corporate Secretary, (651) 704-4000.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance of Capacity Shares and the Nexsan Transaction. Information regarding the special interests of these directors and executive officers in the proposed issuance of Capacity Shares and the Nexsan Transaction will be included in the proxy statement referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, which is available free of charge at the SEC web site (www.sec.gov) and at the address described above and will also be included in the definitive proxy statement for the proposed issuance of Capacity Shares and the Nexsan Transaction when available.

Forward Looking Statements

This presentation may include "forward looking statements" within the meaning of the "safe harbor" provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as "expects", "believes", "anticipates", "intends", "estimates", "seeks" and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements with respect to the transactions contemplated by the Subscription Agreement, the Capacity and Services Agreement and the Registration Rights Agreement relating to the issuance of the Capacity Shares and the Stock Purchase Agreement, Note and Stockholder's Agreement related to the Nexsan Transaction (collectively, the "Transaction Documents") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Subscription Agreement or the Stock Purchase Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company or others following announcement of the transactions contemplated by the Transaction Documents; (3) the inability to complete the transactions contemplated by the Transaction Documents due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Subscription Agreement or the Stock Purchase Agreement, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the transactions contemplated by the Transaction Documents; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed transactions; (7) costs related to the proposed transactions; (8) changes in applicable laws or regulations; (9) the possibility that Clinton Group may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed issuance of Capacity Shares and the Nexsan Transaction, including those under "Risk Factors" therein, and other filings with the SEC by the Company. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Disclaimers

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the Capacity Shares or any other security. The Capacity Shares have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Statements contained in this presentation relate to the historical experience of Clinton Group. An investment in the Company is not an investment in Clinton Group. The historical results of Clinton Group are not necessarily indicative of future performance of the Company or its subsidiaries

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RE-BIRTH OF IMATION

Evolution of Imation over the Last 15 Months

Identify Problems

Eliminated money losing businesses, and harvested capital from non-core assets

Phase 1

- Three Directors replaced at 2015 Annual Meeting
- CEO resigned in Q3 '15
- Profitability and capital requirements of all business lines were examined
- Executive bonus compensation was frozen and board compensation was significantly reduced
- Company began examining strategic alternatives for excess capital

Active Restructuring

Investment in enhanced technology with Nexsan to create a disruptive product line

Phase 2

- Legacy businesses wound down
- Sold non-core assets (IronKey, HQ real estate, Memorex trademarks)
- Significantly reduced cash burn and staved off potential future insolvency
- Actively manage cash and investment securities (including liquidation of Sphere3D shares)
- Capital deployed to purchase Connected Data to give Nexsan "on-trend," disruptive technology, and Nexsan positioned for growth and profitability

Execution & Growth

Path Forward – Two Corporate Transactions

Imation consummates Nexsan Transaction to sell Nexsan equity while maintaining upside

- Imation consummates Nexsan Transaction while preserving potential equity value upside from their ongoing development and market penetration
- Pre-money valuation of $25 million versus current market capitalization of Imation at $23 million
- Nexsan's UNITY™ product line combines performance, scalability and value with private cloud file system synchronization and mobile data support and is the driver of future equity value

Launch asset management business and further corporate vision

- Imation enters into agreement with Clinton Group, Inc. ("Clinton Group") to jumpstart asset management business
- Furthers the stated goal of developing a publicly traded asset management firm poised for long-term growth and capital appreciation
- Previously established investment advisor will manage third party capital at closing

2015

2016

2017

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THE VISION

Providing Financial Solutions Through Financial Technology

Imation will transition and become a publicly traded alternative asset manager and proprietary investor with financial technology at its core.

THE ASSET MANAGEMENT WORLD CAN BENEFIT FROM INNOVATIVE THINKING

Goal is to develop an in-house asset management business focused on financial technology

Initially, "Newco," Imation's subsidiary and an investment adviser, will innovate with proven strategies such as technology-driven trading

Newco will be renamed and rebranded at closing

Business plan contemplates multi-year growth through identified business models within asset management

Numerous growth avenues going forward provide opportunities for sustained performance

Business plan has a 3 year target for assets under management of $500 million and which we expect will result in profitability

MULTIPLE AVENUES FOR GROWTH AND SUCCESS

The company would act as both a principal (investing its own capital) to seed new investment programs, funds and products and as an asset manager for third-party investor capital

"Alternative asset" classes include hedge funds and other non-traditional investment programs

There is a significant amount of investment management talent seeking robust infrastructure and centralized services

Recent regulatory changes, reporting requirements and demand for transparency make now an opportune time for launch

PUBLIC COMPANY FORMAT AFFORDS NUMEROUS ADVANTAGES

The visibility and scrutiny of a public company will give clients additional confidence

The ability to use the public currency to attract managers or acquire firms is powerful

Valuation of these firms – given the visible, recurring revenue – provides an attractive liquidity option for successful managers

EXECUTIVE SUMMARY – NEXSAN TRANSACTION

Transaction eliminates Imation's need to fund Nexsan's ongoing requirements while preserving potential upside from equity value creation at Nexsan and the growth of UNITY™

Transaction with Spear Point provides Nexsan additional runway for growth and puts Imation in a senior secured position in the capital structure with a conversion feature

KEY TERMS FOR IMATION

Pre-money valuation of $25 million

NXSN Acquisition Corp. ("NXSN"), an affiliate of Spear Point Capital Management LLC, will purchase from Imation all of the common stock of Nexsan and its subsidiaries (including Connected Data) and thereafter will issue up to $10 million of convertible preferred equity, the proceeds of which will be used to provide additional capital to Nexsan.

- PIK dividends at a rate of 5% per annum for the first two years and 8% per annum thereafter
- Participating preferred equity with convertible feature at 120% of par

In exchange for its Nexsan common stock, Imation will receive a $25 million senior secured convertible promissory note maturing three years from closing (the "Note")

- The Note will bear cash interest at a rate of 5% per annum for the first two years and 8% per annum thereafter
- $10 million of the Note is convertible into common equity of NXSN at a premium of 25%

45 Day "Go Shop" to secure a superior proposal

Board received financial advice from Cypress Associates, LLC

IMPACT TO IMATION

Transaction provides Nexsan with the additional capital necessary to continue its trajectory of value creation with its emerging technology in enterprise file, synch and share

Transaction eliminates Imation's need to fund Nexsan's ongoing requirements

New equity holders may want the opportunity to enhance growth through additional capital investments or other bolt-on acquisitions

Imation preserves potential upside from equity value creation at Nexsan and the growth of UNITY™

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EXECUTIVE SUMMARY – NEWCO TRANSACTION

Transaction jumpstarts Imation's transition into a diversified asset management firm

Newco intends to provide solutions for institutional and retail investors that address the failure of most current hedge fund platforms to live up to the expectation of enhanced risk adjusted returns.

Fixed and variable portions of revenue and expenses will match up well, and we expect a consistently profitable business.

STRATEGIC AGREEMENT WITH CLINTON GROUP

Imation has entered into a strategic agreement with Clinton Group

Newco bypasses traditional seeding models with typical long roll out, by instantly operating with Clinton Group's quantitative equity strategy (the "Strategy") and assistance with certain services

This transaction leverages Clinton Group's infrastructure and intellectual property and will minimize the time to deliver profitability. Infrastructure includes select trading systems, fund raising and operations teams

Clinton Group will reserve exclusive capacity for Imation within its Strategy

Newco will work to deliver third-party investors in Newco's offering at closing

Transaction Milestones:

- August 2015: Strategic Alternatives Committee formed to develop strategic value creation initiatives and make recommendations to the Board regarding the Company's use of excess capital
- July 2016: Board received a formal transaction proposal from Clinton Group and subsequently formed a 'Special Committee' of independent directors not directly or indirectly affiliated with Clinton Group and who are not members of Imation's management. Committee explored and retained advisors to independently review the transaction
- Board received financial advice from Stifel Financial Corp. and Cypress Associates, LLC

JUMPSTART ASSET MANAGEMENT

The proposed structure will assist Imation in overseeing the assets currently on the Company's balance sheet to build a sustainable, profitable business

Newco will be able to disrupt conventional money management by using algorithms and other quant strategies designed with the goal of outperforming financial markets

Start building its own track record with a combination of proprietary and strategic seed capital

The Board believes the transaction will provide an attractive risk-adjusted return on capital for Newco

Proven leadership team in place

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TRANSACTION TIMELINE

Imation employed best practices throughout the most recent joint venture.

August 2015

- Board of Imation forms a 'Strategic Alternatives Committee'
- Goal is to develop strategic value creation initiatives and make recommendations to the Board regarding the Company's use of excess capital

October 2015

- Company announces initiative to explore alternative uses of excess capital.
- The Company amended its cash investment policy to permit investments into stocks, index funds, mutual funds and other investment funds.

February 2016

- Board approved plan to establish a Registered Investment Advisor.

April 2016

- The Board, in conjunction with management, continued to explore and develop initiatives relating to developing revenue generating product offerings.
- The Board is introduced to Robert Picard, a 25 Year Hedge Fund Industry Veteran who has built 4 separate multi-billion alternative investment platforms.
- The Company evaluates several business opportunities.

July 2016 - November 2016

- The Board receives a formal transaction proposal from Clinton Group.
- The Board forms a 'Special Committee' of independent directors to represent Imation.
- The Company explores and retains advisors and consultant to independently review the transaction.
- Imation enters into a term sheet with Clinton Group detailing the terms of a proposed transaction.
- Imation Special Committee engages Weinberg, Zareh and Geyerhahn LLP as Counsel to the Special Committee in addition to Winston and Strawn who serves as counsel to Imation.
- Special Committee engages Stifel Financial Corp. and Cypress Associates LLC as financial advisors.
- Imation consultants perform independent reviews and due diligence on alternatives.
- Imation sends feedback to Clinton Group and receives a revised transaction proposal
- Term Sheet between Clinton Group and Imation is executed.

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TRANSACTION: IMATION RECEIVES INVESTMENT CAPACITY AND SERVICES

CONSIDERATION TO CLINTON GROUP

- Imation will issue 12.5 million primary common shares to Clinton Group upon the closing of the transaction, valued at approximately $7.8 million
- In exchange for the shares, Imation will receive gross capacity within the Strategy of $1 billion - or $500 million long and $500 short – for five years (the “Capacity”) which it can adapt or modify at its discretion
- The Capacity is available for Imation to utilize at its discretion, with the intention of Imation launching and operating its own self-branded multi-strategy fund
- At Imation’s option, it may expand its access to capacity at Clinton Group up to a total of $1.5 billion ($750 million long and $750 million short) for an additional 2.5 million shares (the “Capacity Expansion”)
- Following the fifth anniversary of the transaction, Imation will have the option to extend the term of the Capacity for two one-year periods in exchange for $1.75 million per year ($2.5 million per year in each case if Imation has previously opted for the Capacity Expansion)

IMATION TRADING CAPACITY

- Imation will receive $500 million long and $500 million short of investment capacity within Clinton Group’s Strategy
- Clinton Group has historically experienced attractive returns with its use of the Strategy
- The Strategy is market neutral and designed to provide returns that are not correlated to those of the overall stock market
- The Strategy combines multiple layers of quantitative models and sophisticated risk management oversight that provides investors with consistent long term performance
- Flexibility allows for optimal capital allocation as the Company can deploy capital as opportunities present themselves
- In addition to investing its own capital, Imation will have the opportunity to raise additional third party capital to invest, thereby dramatically increasing its revenue potential
- For the duration of the relationship, Clinton Group will provide administrative, marketing and support services

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NEWCO: ASSET MANAGEMENT BUSINESS

ASSET MANAGEMENT

- Manage capital for pension plan sponsors, institutional investors and high net worth individuals
  - Investment managers with strong, risk-adjusted returns and robust infrastructure are in demand
- Business model consists of a management fee tied to the amount of capital under management and a performance fee that rewards the manager for investment returns
  - Once gathered, assets are "sticky" and provide long-term, recurring revenue
  - At scale, fixed operating expenses are easily covered by management fees
  - Most of the expense – compensation for professionals – varies with performance, as does the performance-fee revenue, providing a good revenue-expense match
- Recurring revenue and profit visibility are attractive to public market investors
- Opportunistically execute acquisitions of other emerging managers or joint ventures or strategic partnerships

PRINCIPAL INVESTING

- Invest off the Company's balance sheet to enhance returns and aid in launching new strategies
  - With intimate knowledge of the investment strategies and their risk, the Company becomes the "best investor" in the strategies
  - Little to no additional cost associated with putting the Company's own capital to work
- With Imation's financial attributes, short-term investment strategies are very attractive
- As a result of new regulations, banks are being forced to exit proprietary investing, which has been a source of large profits
  - Investors who sought exposure to alternative investment classes through public stock have fewer choices
  - Proprietary investing aligns the interest of the company with its investment management clients

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NEWCO: STRATEGY AT LAUNCH

Newco will be able to provide solutions that can be tailored to the unique needs of individual investors

DAY 1: LAUNCH THE NEWCO MULTI-STRATEGY FUND

- Will provide investors with Day 1 investment solution by launching multi-strategy fund with first allocation to a Clinton Group quantitative equity sub-advisory relationship during Q1 2017
- Goal of achieving consistent competitive risk-adjusted returns and structural flexibility to add new strategies over time
- Newco will build its own independent organizational foundation, while still leveraging Clinton Group's capabilities and infrastructure
- Will work between signing and closing to deliver Day 1 investors

NEAR-TERM DEVELOPMENT STRATEGY

- Newco would act as both a principal (investing its own capital) and as a manager for third-party capital
- Onboard investment talent under its umbrella
- Opportunistically execute acquisitions of other emerging managers or joint venture deals
- "Raise Third Party Capital, Expand Multi-Strategy Fund and Launch New Products"

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NEWCO: ACTIVITIES TO DATE

Newco endeavors to establish "best-in-class" policies and processes.

Efficient administrative support architecture has been designed to provide flexibility.

INSTITUTIONAL POLICIES AND PROCESSES

- Institutional quality investment policies and processes, including Investment Committees (portfolio management, investment policy, and risk management committees) have been established
- Institutional asset management policies on asset allocation, strategy allocation, and portfolio construction
- Risk management including guidelines for portfolio risk monitoring, portfolio risk corrective action and compliance monitoring
- Detailed talent acquisition road map developed to maintain constant pipeline of talented portfolio managers and analysts

FUND GOVERNANCE

- Newco will employ institutional policies and processes for fund set up and oversight
- Newco will have an independent board of directors

FRONT – MIDDLE – BACK-OFFICE ARCHITECTURE

- Combine the latest technology for financial servicing with the experience of our investment and risk professionals to build, hedge and operate all strategies
- Strategically acquire the technology for in-house FinTech and outsource systems for middle and back office activities
- Outlined sub-advisor infrastructure architecture

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IMATION: AUTHORIZED SHARE REPURCHASE PROGRAM

Imation's Board of Directors authorized a share repurchase program under which Imation may repurchase up to 5 million of its outstanding shares of common stock

Under the share repurchase program, Imation may repurchase shares from time to time using a variety of methods, which may include open market transactions and privately negotiated transactions

SHARE REPURCHASE PROGRAM

- Board recently authorized a share repurchase program
- Up to 5 million shares of common stock approved to be repurchased
- Authorization replaces the Board's previous share repurchase authorization from May 2, 2012
- To the extent Imation repurchases shares, the timing and manner of such repurchases, will depend on a variety of factors including market conditions, regulatory requirements and other corporate considerations, as determined by Imation's Audit and Finance Committee
- Imation is not obligated to repurchase any specific number of shares under the repurchase program, and repurchases may be suspended or discontinued at any time without prior notice
- Imation expects to finance the repurchases with existing cash balances

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VALUE CREATION FOR IMATION STOCKHOLDERS

ATTRACTIVE STOCK	We expect that the stock will be attractive to public market investors, providing current shareholders a solid return: - Will benefit from scarcity value as one of the only public alternative asset management firms - Stock can provide investors with a better liquidity option (and better financing) than a fund participation (LP) interest for investors seeking exposure to alternative investment strategies
TRANSPARENCY	Potential clients of the Company will take comfort in the scrutiny and published financials of a public company
BUYING POWER	The Company's cash and assets can be used to promote economies of scale and growth through seeding new investment programs, building or buying new investment teams and making select proprietary investments
FUNDRAISING BENEFITS	The Company's ability to raise additional investor capital for its fund family should serve as a natural accelerant to earnings
TURNKEY	Focused on establishing a business which can launch immediately with access to a robust infrastructure and improved capital allocation decisions
INDUSTRY GROWTH	Interest in quantitatively managed assets is growing and will provide a substantive tailwind

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